Confidential

January 13, 2021

Ms. Amy Geddes

Mr. Jim Allegretto

Mr. Scott Anderegg

Ms. Lilyanna Peyser

Division of Corporation Finance

Office of Trade & Services

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:    First High-School Education Group Co., Ltd. (CIK No. 0001786182)

Registration Statement on Form F-1

Dear Ms. Geddes, Mr. Allegretto, Mr. Anderegg, and Ms. Peyser,

On behalf of our client, First High-School Education Group Co., Ltd., a foreign private issuer incorporated under the laws of the Cayman Islands (the “Company”), we are filing herewith the Company’s registration statement on Form F-1 (the “Registration Statement”) and certain exhibits via EDGAR to the Securities and Exchange Commission (the “Commission”).

To facilitate your review, we have separately delivered to you today five courtesy copies of the Registration Statement, marked to show changes to the revised draft registration statement confidentially submitted on April 30, 2020, as well as two copies of the filed exhibits.

In accordance with the Jumpstart Our Business Startups Act, as amended, the Company plans to file an amendment to the Registration Statement containing the estimated price range and offering size and launch the road show no earlier than 15 days after the date hereof.

Financial Statements

The Company has included in this submission its audited consolidated financial statements as of December 31, 2018 and 2019 and for each of the years in the three-year period ended December 31, 2019, and unaudited condensed consolidated financial statements as of September 30, 2020 and for each of the nine-month periods ended September 30, 2019 and 2020.

The Company respectfully advises the Commission that it is submitting a representation letter as filed as Exhibit 99.3 to the Registration Statement, pursuant to Instruction 2 to Item 8.A.4 of Form 20-F to comply with the 15-month requirement instead of the 12-month requirement for its financial statements.

***

If you have any questions regarding the Registration Statement, please contact the undersigned by telephone at 86-10-6529-8308 or via e-mail at douyang@wsgr.com. Questions pertaining to accounting and auditing matters may be directed to the audit engagement partner at KPMG Huazhen LLP, Oliver Xu, by telephone at 86-21-2212-3356, or by

January 13, 2021

email at oliver.xu@kpmg.com. KPMG Huazhen LLP is the independent registered public accounting firm of the Company.

Very truly yours,

/s/ Dan Ouyang

Dan Ouyang

Enclosures

cc:

Shaowei Zhang, Chairman of the Board of Directors and Chief Executive Officer, First High-School Education Group Co., Ltd.

Lidong Zhu, Director and Chief Financial Officer, First High-School Education Group Co., Ltd.

Oliver Xu, Partner, KPMG Huazhen LLP

David Zhang, Esq., Partner, Kirkland & Ellis International LLP

Steve Lin, Esq., Partner, Kirkland &Ellis International LLP

Benjamin W. James, Esq., Partner, Kirkland & Ellis International LLP